U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                          SEC File Number: 333-192374

                           CUSIP Number: 82662L 209

[X] Form 10-K   [ ] Form 20-F     [ ] Form 11-K     [ ] Form 10-Q
[ ] Form 10-D   [ ] Form N-SAR    [ ] Form N-CSR

For period ended:   December 31, 2016

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: N/A

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.


PART I - REGISTRANT INFORMATION

   Full Name of Registrant:                 Signal Advance, Inc.

   Address of Principal Executive Office:   2520 County Road 81,
                                            Rosharon, Texas  77583


PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached, if applicable.


PART III - NARRATIVE

The Registrant was unable to file its annual report on Form 10-K for the fiscal year ended December 15, 2015 in a timely manner. Timely completion of the consolidated financial statements included in the Form 10-K and submission to the Registrant's independent registered public accounting firm for review could not be accomplished without unreasonable effort or expense. The Registrant anticipates filing the annual report on Form 10-K as soon as practicable.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

    Name: Chris M. Hymel      Area Code/Phone number: 713 510-7445

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

    Yes [X]    No [  ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

    Yes [ ]    No [X]

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

    The Company recognized no revenues in 2015 and 2014. Expenses related to General and Administrative, Intellectual Property and Depreciation remained relatively constant in 2015 and 2014. Research and development expenses more than doubled in 2015 relative to 2014 reflecting increased activity related to the development of specific applications for our technology. No expenses were incurred related to Sales and Marketing in 2015 as the activity initiated in 2014, continued through 2015. Professional Services expenses declined nearly 50% in 2015 compared to 2014 as the Company had completed the process of registering its common stock and becoming a fully reporting public Company.


    Name of Registrant as Specified in Charter:   Signal Advance, Inc.

    has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


    Date:  March 30, 2016                            By: /s/ Chris M. Hymel
                                                         ------------------
                                                         Chris M. Hymel
                                                         ------------------
                                                         President & CEO